POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX AND THREE MONTH PERIODS ENDED
JUNE 30, 2002 AND JUNE 30, 2001

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Statements of
                 Operations for the six and three month periods
                      ended June 30, 2002 and June 30, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                                 Six month       Three month       Six month        Three month
                                               period ended     period ended      period ended     period ended
                                               June 30, 2002      June 30,         June 30,          June 30,
                                              --------------      ---------        ---------         --------
                                                (unaudited)         2002              2001             2001
                                                                    -----             ----             ----
                                        Notes                    (unaudited)      (unaudited)       (unaudited)
                                        -----

Net sales                                5       2,321,247        1,195,067         2,041,228         1,060,074

Cost of sales                            6     (1,408,451)        (720,970)       (1,238,972)         (619,581)
                                              -------------    -------------    -------------     -------------
Gross margin                                       912,796          474,097           802,256           440,493

Operating expenses                       6       (398,620)        (208,628)         (396,461)         (189,663)
                                              -------------    -------------    -------------     -------------
Operating profit                                   514,176          265,469           405,795           250,830

Non-operating items
Interest and other financial income                 95,746           30,308           393,101           202,526
Interest and other financial expenses            (510,537)        (263,248)         (392,939)         (188,628)
                                              -------------    -------------    -------------     -------------
Profit before taxation                              99,385           32,529           405,957           264,728

Taxation charge                                   (33,929)         (19,303)          (53,867)          (49,356)
                                              -------------    -------------    -------------     -------------
Net profit for the period                           65,456           13,226           352,090           215,372
                                                  ========         ========          ========          ========




              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                    as at June 30, 2002 and December 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                                  Notes            As at               As at
                                                              June 30, 2002      December 31, 2001
                                                                (unaudited)        (reclassified)
Current assets
    Cash and cash equivalents                                        14,867                36,511
    Short-term investments and other                                 11,191                98,278
    financial assets
    Debtors and prepayments                                         646,232               538,822
    Inventory                                                       173,527               167,114
                                                             ----------------    ----------------
                                                                    845,817               840,725
Long-term assets
    Tangible fixed assets, net                      7             3,650,435             3,783,810
    Intangible fixed assets, net                    8             2,559,212             2,412,810
    Financial assets                                                124,138               105,985
    Deferred costs and other long-term assets                        75,324                74,123
                                                             --------------------------------------
                                                                  6,409,109             6,376,728
                                                             --------------------------------------
Total assets                                                      7,254,926             7,217,453
                                                                ===========           ===========
Current liabilities
    Accounts payable                                                211,574               286,621
    Amounts due to State Treasury                                    87,490                46,184
    Interest-bearing liabilities                    9               211,203               190,429
    Accruals                                                        199,181               123,686
    Deferred income and other liabilities                           194,159               224,260
                                                             -----------------  -----------------
                                                                    903,607               871,180
Long-term liabilities
    Interest-bearing liabilities                    9             5,011,618             5,083,933
    Non-interest-bearing liabilities                                126,962               193,822
    Deferred tax liability, net                                      93,336                52,121
    Provisions for liabilities and charges                           23,932                20,652
                                                             --------------------------------------
                                                                  5,255,848             5,350,528
                                                             --------------------------------------
Total liabilities                                                 6,159,455             6,221,708
                                                             --------------------------------------
Capital and reserves
    Share capital                                                   471,000               471,000
    Additional paid-in capital                                      409,754               409,754
    Hedge reserve                                                  (62,685)              (96,955)
    Accumulated profit                                              277,402               211,946
                                                             --------------------------------------
                                                                  1,095,471               995,745
                                                             --------------------------------------
Total equity and liabilities                                      7,254,926             7,217,453
                                                                ===========           ===========





              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Cash Flows
         for the six month periods ended June 30, 2002 and June 30, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------




                                                            Six month period  Six month period
                                                                 ended              ended
                                                             June 30, 2002      June 30, 2001
                                                              (unaudited)        (unaudited)
                                                                               (reclassified)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation                                         99,385          405,957
Adjustments for:
Depreciation and amortization                                     472,526          346,137
Charge to provision                                                23,728           46,868
and write-offs of doubtful debtors
Charge to provision for inventory                                   4,140              124
Other provisions long-term                                          3,280            2,065
Foreign exchange (gains)/losses, net and changes in               205,170        (240,811)
financial instruments fair value
(Gain)/loss on disposal of tangibles and intangibles                (974)              182
Interest expense, net                                             209,621          222,784
                                                           -------------------------------------
Operating cash flows before working capital changes             1,016,876          783,306

(Increase)/decrease in inventory                                 (10,553)           52,402
Increase in debtors, prepayments and deferred cost              (132,401)        (109,959)
Increase in trade payables and accruals                           145,489           82,879
                                                           -------------------------------------
Cash from operations                                            1,019,411          808,628

Interest paid                                                   (270,568)        (263,549)
Interest received                                                   6,149           17,313
Income taxes paid                                                   (897)            (723)
Realization of financial instruments                              (9,395)         (83,505)
                                                           -------------------------------------
Net cash from operating activities                                744,700          478,164

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets                             (74,499)        (851,198)
Purchases of tangible fixed assets                              (313,362)        (723,616)
Proceeds from short- and long-term investments, net                91,456           83,452
Proceeds from sale of equipment and intangibles                     3,070            1,834
                                                           -------------------------------------
Net cash used in investing activities                           (293,335)      (1,489,528)

CASH FLOWS (USED IN)/
FROM FINANCING ACTIVITIES:
Net proceeds from/(repayment of) Bank Credit Facilities         (524,014)        1,235,467
Repayment of Loan Facility                                              -        (836,158)
Proceeds from the Notes issuance                                        -          704,141
Net change in overdraft facility                                   50,946         (24,936)
                                                           -------------------------------------
Net cash (used in)/from financing activities                    (473,068)        1,078,514

Net (decrease)/increase in cash and cash equivalents             (21,703)           67,150

Effect of foreign exchange changes                                     59            (968)
on cash and cash equivalents

Cash and cash equivalents at beginning of period                   36,511           29,465
                                                           -----------------  ----------------
Cash and cash equivalents at end of period                         14,867           95,647
                                                                  =======          =======


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
             Condensed Consolidated Statements of Changes in Equity
                  for the six month period ended June 30, 2002
               and the twelve month period ended December 31, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


                                  Share Capital   Additional   Hedge reserve     Accumulated        Total
                                                   paid-in                     profit/(deficit)
                                                   capital

Balance as at                        471,000       409,754               -         (193,807)*      686,947
January 1, 2001

Effect of adopting IAS 39                  -             -               -         (21,468)       (21,468)

Fair value losses on cash flow             -             -        (27,980)                -       (27,980)
hedge, less tax effect

Net profit for the period                  -             -               -          352,090        352,090
                                  ------------------------------------------------------------------------------
Balance as at June 30, 2001          471,000       409,754        (27,980)          136,815        989,589
(unaudited)

Fair value losses on cash flow             -             -        (68,975)                -       (68,975)
hedge, less tax effect

Net profit for the period                  -             -               -           75,131         75,131
                                  -------------------------------------------- ---------------  ---------------
Balance as at                        471,000       409,754        (96,955)          211,946        995,745
December 31, 2001
                                      ======        ======          ======           ======        =======

Balance as at                        471,000       409,754        (96,955)          211,946        995,745
January 1, 2002

Fair value gains on cash flow              -             -          34,270                -         34,270
hedge, less tax effect

Net profit for the period                  -             -               -           65,456         65,456
                                  ------------------------------------------------------------------------------
Balance as at June 30, 2002          471,000       409,754        (62,685)          277,402      1,095,471
(unaudited)
                                      ======        ======          ======           ======        =======


* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment made in 2000.




              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                       Notes to the Condensed Consolidated
                Financial Statements for the six and three month
                  periods ended June 30, 2002 and June 30, 2001
                              (in thousands of PLN)
--------------------------------------------------------------------------------


1.   Incorporation and Principal Activities

     Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

     The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. The services according to the Universal Mobile Telecommunication System ("UMTS") standard should be implemented in 2004 (see Note 2).

     The principal activities of the Company are generally not seasonal or cyclical.

     The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN"). Therefore Management has designated the PLN as the reporting (functional) currency of the Company.

     Authorization of the condensed consolidated financial statements

     These condensed consolidated financial statements, which include the condensed financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated) were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on July 22, 2002, except for the Note 10 as to which the date of authorization was July 31, 2002.

2.   Significant events in the six month period ended June 30, 2002

     On March 4, 2002 the Company signed the overdraft agreement with Deutsche Bank Polska to support current operating activities. The facility drawn under this agreement is payable till October 30, 2002. As at June 30, 2002 the overdraft outstanding under the above agreement amounted to PLN 16,417 and the whole amount of the overdraft agreement amounts to EUR 5,000 thousand.

     On April 24, 2002 the Company received the decision from the Regulator for the Telecommunication Market in Poland confirming the postponement of the UMTS launch deadlines by 12 months. According to this decision the Company is obliged to start rendering the UMTS services not later than on January 1, 2005 and not earlier than on January 1, 2004.

     The Company has renegotiated the use of proceeds for Bank Credit Facilities (see Note 9) with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly.

3.   Extract from the Company's Accounting Policies

     These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2001. In the opinion of the Management all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation have been included. These condensed consolidated financial statements should be read in a conjunction with the 2001 consolidated financial statements and the related notes.

     a.   Tangible Fixed Assets

     Effective January 2002 the Company changed the expected useful lives for part of network fixed assets and non-network other fixed assets (i.e. modems, UPS equipment and other).

     Changes in depreciation rates were as follows:

                                               from              to
     -    network fixed assets                 4 - 12.5%         10 - 25%
     -    non-network other fixed assets       10 - 20%          12.5 - 33%

     If the new rates were applied for the six month period ended June 30, 2001, the depreciation expense for that period would increase by PLN 37,831.

     b.   Changes in the presentation

     In order to improve presentation of the balance sheet and cash flow items the Company made certain reclassifications as described below.

         Balance sheet items

         Prepayments and Deferred costs

     Starting from January 1, 2002 the Company distinguished short- and long-term prepayments. The balance of "Debtors and prepayments" was decreased and the balance of "Deferred costs" was increased by PLN 4,600 as at December 31, 2001, respectively.

     Accruals and Interest-bearing liabilities

     Starting from January 1, 2002 the Company transferred accrued interests from accruals to interest-bearing liabilities, all within current liabilities. The balance of short-term "Interest-bearing liabilities" was increased and the balance of "Accruals" was decreased by PLN 108,157 as at December 31, 2001, respectively.

     Accruals, Deferred income and other liabilities

     Starting from January 1, 2002 the Company transferred social fund from accruals to other liabilities, all within current liabilities. The balance of "Accruals" was decreased and the balance of "Deferred income and other liabilities" was increased by PLN 2,920 as at December 31, 2001, respectively.

     Accounts payable, Deferred income and other liabilities

     Starting from January 1, 2002 the Company transferred deposits from subscribers from accounts payable to other liabilities, all within current liabilities. The balance of "Accounts payable" was decreased and the balance of "Deferred income and other liabilities" was increased by PLN 3,815 as at December 31, 2001, respectively.

     b.   Changes in the presentation (cont.)

     Cash flow items

     Realization of financial instruments

     Starting from January 1, 2002 the Company separated cash inflows and outflows from realization of financial instruments. Accordingly the outflow from balance of "Realization of financial instruments" was increased and the balance of "Increase in trade payables and accruals" was increased by PLN 83,505 for the period ended June 30, 2001, respectively.

     c.   Valuation of assets and liabilities denominated in foreign currencies

     Starting January 1, 2002 the Company changed foreign exchange rules used for measurement of assets and liabilities denominated in foreign currencies. The assets are translated using the bid foreign exchange rates and the liabilities are translated using the offer foreign exchange rates of the dominant bank serving the Company. The rules are not applied to the contracts denominated in foreign currencies containing specific clauses regarding translation.

     The change was initiated by the changes in the Polish Accounting Standards ("PAS") due to amendments enacted in the Polish Accounting Act. The Company has decided to apply those more precise rules under International Accounting Standards ("IAS"). If the new rates were applied from January 1, 2001, the net foreign exchange gains would decrease by PLN 80,409 for the six month period ended June 30, 2001.

     d.   Revenue recognition policy

     In the first quarter of 2001, the Company adopted a new accounting policy regarding multi-element sale transactions and applied it retrospectively. The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set criteria for recognition of multiple-element transactions and their presentation in the IAS consolidated financial statements.

     The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with revenue but the initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the statement of operations as incurred.

     e.   Financial instruments

     According to IAS 39 the Company recognizes all financial assets and liabilities including derivatives in its balance sheet. The fair value changes resulting from the remeasurement of derivatives to fair value are included in the statement of operations except for derivatives designated as hedging instruments under hedge accounting rules.

     e.   Financial instruments (cont.)

     The Company applied hedge accounting only for its cross-currency interest rate swaps ("CC swaps") which are designated to hedge foreign currency risk on the future coupon payments on the Company's Notes (see Notes 9 and 12). Changes in the fair value of CC swaps that are highly effective are deferred in the equity till hedged interest payable affects the statement of operations.

4.   Events after the balance sheet date

     There were no significant events after the balance sheet date till the approval of the above financial statements.

5.   Net sales


                                            Six month         Three month        Six month        Three month
                                           period ended      period ended       period ended      period ended
                                          June 30, 2002      June 30, 2002     June 30, 2001     June 30, 2001
                                          -------------      -------------     -------------     -------------
                                           (unaudited)        (unaudited)       (unaudited)       (unaudited)

         Service revenues and fees            2,230,180         1,156,985         1,935,587          1,007,166
         Sales of telephones and                 91,067            38,082           105,641             52,908
         accessories
                                         --------------------------------------------------------------------------
                                              2,321,247         1,195,067         2,041,228          1,060,074
                                               ========          ========          ========           ========


6.   Costs and expenses


                                        Six month         Three month        Six month        Three month
                                       period ended      period ended       period ended      period ended
                                      June 30, 2002      June 30, 2002     June 30, 2001     June 30, 2001
                                      -------------      -------------     -------------     -------------
                                       (unaudited)        (unaudited)       (unaudited)       (unaudited)

     Cost of sales:
        Cost of services sold               939,251            492,806          769,321            391,548
        Cost of sales of                    469,200            228,164          469,651            228,033
        telephones and accessories
                                     ------------------------------------ -----------------------------------
                                          1,408,451            720,970        1,238,972            619,581

     Operating expenses:
        Selling and distribution            282,864            146,357          309,290            150,393
        costs
        Administration and other            115,756             62,271           87,171             39,270
        operating costs
                                     ----------------- -----------------  ----------------- -----------------
                                            398,620            208,628          396,461            189,663
                                     ----------------- -----------------  -----------------------------------
                                          1,807,071            929,598        1,635,433            809,244
                                           ========            =======         ========            =======


7.   Tangible fixed assets, net

                                          As at                      As at
                                June 30, 2002 (unaudited)      December 31, 2001

     Land and buildings                     223,050                    186,473
     Plant and equipment                  2,688,607                  2,821,953
     Motor vehicles                          16,620                     18,800
     Other fixed assets                     516,466                    548,470
     Construction in progress               205,692                    208,114
                                     --------------             --------------
                                          3,650,435                  3,783,810
                                           ========                   ========

     During the six month period ended June 30, 2002 the Company capitalized PLN 5,670 of foreign exchange losses, PLN 4,939 of interest expense and PLN 58 of hedging expense and for the six month period ended June 30, 2001 the Company capitalized PLN 11,240 of foreign exchange gains and PLN 7,459 of interest expense.

     The table of movements in tangible fixed assets:


                          Land and      Plant and   Motor vehicles Other fixed  Construction     Total
                          Buildings     equipment                     assets     in progress

     Cost
     As at January 1,        200,097     3,995,617        35,221       631,026      208,114     5,070,075
     2002
     Additions                     -             -             -         3,275      229,155       232,430
     Transfers                42,094       185,517         2,206         (107)    (229,346)           364
     Disposals                     -      (14,830)       (1,860)       (1,651)      (2,231)      (20,572)
                        ------------   -----------   -----------  ------------  -------------------------
     As at June 30, 2002     242,191     4,166,304        35,567       632,543      205,692     5,282,297
                        ------------   -----------   -----------  ------------  -------------------------
     Depreciation
     As at January 1,         13,624     1,173,664        16,421        82,556            -     1,286,265
     2002
     Charge                    2,969       314,628         4,174        37,458            -       359,229
     Transfer                  2,548          (27)             -       (2,464)            -            57
     Disposals                     -      (10,568)       (1,648)       (1,473)            -      (13,689)
                        ------------   -----------   -----------  ------------  -------------------------
     As at June 30, 2002      19,141     1,477,697        18,947       116,077            -     1,631,862
                        ------------  ------------  ------------  ------------  -------------------------
     Net book value as       186,473     2,821,953        18,800       548,470      208,114     3,783,810
     at January 1, 2002
                             =======       =======       =======       =======      =======       =======

     Net book value as       223,050     2,688,607        16,620       516,466      205,692     3,650,435
     at June 30, 2002
     (unaudited)             =======       =======       =======       =======      =======       =======


     During the six month period ended June 30, 2002 the Company recognized PLN 31,000 of additional depreciation related to losses expected to be identified by the count of network tangible assets.

     Tangible fixed assets held under capital leases (included in the previous schedule):


                                                      As at                            As at
                                                 June 30, 2002                  December 31, 2001
                                                 --------------                 -----------------
                                                   (unaudited)

                                            Land     Buildings     Other     Land     Buildings     Other

     Cost                                   6,293    234,894        990      6,293    193,177        990
     Accumulated depreciation                   -    (18,990)      (289)          -   (13,625)      (240)
                                         --------   ---------- ---------  ---------  ---------- ---------
     Net                                    6,293    215,904        701      6,293    179,552        750
                                            =====     ======      =====      =====     ======      =====


     Starting from January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at June 30, 2002 gross value and accumulated depreciation of the reclassified improvements amounted to PLN 40,767 and PLN 3,008, respectively.

     a.   Capital commitments


                                                              As at                        As at
                                                          June 30, 2002              December 31, 2001
                                                          --------------             -----------------
                                                           (unaudited)

     Authorized and contracted                                   268,079                    393,841
     Authorized and not contracted                               546,408                    709,780
                                                           -------------              -------------
                                                                 814,487                  1,103,621
                                                                ========                   ========


8.   Intangible fixed assets, net


                                                              As at                       As at
                                                          June 30, 2002            December 31, 2001
                                                          --------------           -----------------
                                                           (unaudited)

     GSM and UMTS licenses                                     2,291,153                  2,143,111
     Computer and network software                               242,088                    240,402
     Trademark                                                       126                        132
     Transaction costs                                            25,845                     29,165
                                                         ---------------            ---------------
                                                               2,559,212                  2,412,810
                                                               =========                  =========


     During the six month period ended June 30, 2002 the Company capitalized PLN 108,555 of foreign exchange losses, PLN 77,395 of interest expense and PLN 655 of hedging expense on intangible fixed assets. For the six month period ended June 30, 2001 the Company capitalized PLN 150,904 of foreign exchange gains and PLN 70,022 of interest expense on intangible fixed assets.

     The Company has no intangible assets generated internally.

     The table of movements in intangible fixed assets:


                                GSM & UMTS     Computer and      Trade Mark      Transaction        Total
                                 Licenses     network software                      costs

         Cost
         As at January 1,         2,448,862         468,941             206            35,137     2,953,146
         2002
         Additions                        -          73,791               -               708        74,499
         Transfers                        -           (364)               -                 -         (364)
         Disposals                        -             (4)               -                 -           (4)
         Capitalization             186,605               -               -                 -       186,605
                              -------------   -------------    ------------    --------------  -------------
         As at June 30, 2002      2,635,467         542,364             206            35,845     3,213,882
                              -------------   -------------    ------------    --------------  -------------
         Amortization
         As at January 1,           305,751         228,539              74             5,972       540,336
         2002
         Charge                      38,563          71,792               6             2,936       113,297
         Transfers                        -            (57)               -                 -          (57)
         Disposals                        -               2               -                 -             2
         Other                            -               -               -             1,092         1,092
                              -------------   -------------    ------------    --------------  -------------
         As at June 30, 2002        344,314         300,276              80            10,000       654,670
                              -------------   -------------    ------------     -------------  -------------
         Net book value as        2,143,111         240,402             132            29,165     2,412,810
         at January 1, 2002
                                    =======         =======         =======           =======       =======

         Net book value as        2,291,153         242,088             126            25,845     2,559,212
         at June 30, 2002
         (unaudited)               ========        ========         =======          ========       =======


9.   Interest-bearing liabilities


                                                                   As at                      As at
                                                              June 30, 2002             December 31, 2001
                                                                (unaudited)               (reclassified)

         Short-term portion

         GSM license liability                                        66,125                      55,747
         Interest accrued on Notes                                    53,994                      47,428
         Overdraft facilities                                         50,946                           -
         Interest accrued on Bank Credit Facilities                   19,631                      60,729
         Finance lease payable                                        20,507                      21,802
         Index swaps                                                       -                       4,723
                                                         ------------------------   ------------------------
                                                                     211,203                     190,429
                                                                     =======                     =======

         Long-term portion

         Notes                                                     3,625,064                   3,258,680
         Bank Credit Facilities                                      764,580                   1,288,594
         UMTS license liability                                      413,025                     342,692
         Finance lease payable                                       174,816                     174,112
         Index swaps                                                  34,133                      19,855
                                                         ------------------------------------------------------
                                                                   5,011,618                   5,083,933
                                                                    ========                    ========


     a.   Notes

     The balance of the Notes represents the Company's liabilities (measured at amortized cost) due to holders of the following Notes:

     10 3/4% Notes - face value of USD 253,203,000 ("10 3/4 Notes") maturing on July 1, 2007

     11 1/4% Notes - face value of USD 150,000,000 ("11 1/4 Notes") maturing on December 1, 2009

     11 1/4% Notes - face value of EUR 300,000,000 ("11 1/4 Notes") maturing on December 1, 2009

     10 7/8% Notes - face value of EUR 200,000,000 ("10 7/8 Notes") maturing on May 1, 2008.

     b.   Overdraft facilities

     The balance of PLN 50,946 consists of the overdrafts in current accounts according to the agreements signed in the previous years and an agreement signed in the first quarter of 2002 (see Note 2).

10.  Contingent liabilities

     The Company was informed about a claim placed in the court by a disconnected customer. The contingent liabilities resulted from the above claim is estimated about PLN 6,000.

     Management believes that claim will be settled in favour of the Company.

11.  Related party transactions


                                                      As at and for the six     As at December 31, 2001
                                                                                      -----------------
                                                       month period ended        and for the six month
                                                         June 30, 2002                period ended
                                                           (unaudited)               June 30, 2001
                                                                                      (unaudited)

     Elektrim S.A.

         Inter-company receivables                                 58                         93
         Inter-company payables                                    47                         23
         Inter-company sales                                      229                        464
         Inter-company purchases                                  121                        150

     Elektrim Telekomunikacja Sp. z o.o.

         Inter-company receivables                                 14                          -
         Inter-company payables                                 1,338                          -
         Inter-company sales                                       61                         16
         Inter-company purchases                                1,338                          -

     DeTeMobil Deutsche Telekom MobilNet GmbH

         Inter-company receivables                              3,624                        521
         Inter-company payables                                 6,605                      2,897
         Inter-company sales                                   10,343                      8,623
         Inter-company purchases                               12,155                     10,255

     MediaOne International B.V.

         Inter-company purchases                                    -                        278


     Vivendi Telecom International

     There were no material transactions with Vivendi Telecom International.

     The above transactions consist primarily of roaming services rendered and received as well as consulting services.

     Management   believes  that  related  party   transactions  were  conducted
     primarily on market terms.

12.  Derivative financial instruments


     Type of derivative              Forward   Note options   CC swaps     Index       Rental       Total
     ------------------              --------  -------------  --------     ------      -------      -----
                    contracts swaps, net derivatives

     Balance as at January 1, 2002   (88,473)       82,860   (130,208)    (24,578)       29,947   (130,452)
     asset/(liability)
     Cash paid/(received) on           15,940            -       7,092     (3,090)      (3,455)      16,487
     realization
     Changes in the fair value
     together with realization
     reported in the statement of      57,421       13,201     (5,013)     (2,127)        5,988      69,470
     operations
     Changes in the fair value
     reported in shareholders'              -            -      42,440           -            -      42,440
     equity (hedge reserve)
                                   ---------------------------------------------------------------------------
     Balance as at June 30, 2002     (15,112)       96,061    (85,689)    (29,795)       32,480     (2,055)
     asset/(liability)
     (unaudited)                     ========     ========   =========    ========      =======    ========


     Forward contracts

     The forward contracts represent mainly transactions that the Company undertook in 2001 in order to hedge foreign currency risk related to short-term operating and financing activities. None of the forward contracts matures later than December 31, 2002. The forward contracts are presented in the balance sheet under "Deferred income and other liabilities" in current liabilities.

     Note options

     Note options represent call options bifurcated from the Company's Notes according to IAS 39. The note options are presented in the balance sheet under "Financial assets" in long-term assets.

     CC swaps

     The balance of CC swaps represents the valuation of cross-currency interest rate swaps which the Company entered to hedge foreign currency risk related to interests payable on the Company's Notes. The CC swaps will mature up to 2007. The Company adopted hedge accounting principles for recognition of these transactions. The CC swaps are presented in the balance sheet under "Deferred income and other liabilities", long-term "Non-interest-bearing liabilities" and under long-term and short-term "Financial assets", accordingly to their nature.

     Index swaps

     Index swaps are derivatives separated from finance lease liabilities maturing in 2013. They represent part of finance lease liabilities related to annual changes of rental payments amended by foreign inflation indices. The index swaps are presented in the balance sheet under long-term "Interest-bearing liabilities" and short-term "Financial assets".

     Rental derivatives

     Rental derivatives represent derivatives separated from trade contracts having payments dependent on other than functional currency of the Company and the counterparty. The average periods of these agreements are between 5-10 years. The rental derivatives are presented in the balance sheet under long-term and short-term "Financial assets".

13.  Estimation of the fair values

     The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding as at June 30, 2002 and December 31, 2001, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.


                                                                   As at                      As at
                                                               June 30, 2002            December 31, 2001
                                                               -------------            -----------------
                                   (unaudited)
                                                               million PLN                million PLN
                                                         Carrying     Fair value     Carrying     Fair value
                                                          amount                      amount

         Financial Assets
         Cash and cash equivalents                             15            15            37           37
         Short-term investments and other financial            11            11            98           99
         assets
         Debtors and accrued revenue                          607           607           507          507
         Financial assets (long-term)                         124           124           106          106

         Financial Liabilities
         Current liabilities                                  655           655           680          680
         Long-term liabilities                              4,918         5,038         5,055        5,073


     Debtors and current liabilities

     The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

     Cash and cash equivalents, short-term investments and financial assets (long-term)

     The carrying amounts of cash and cash equivalents approximate fair values. The fair value of short-term and long-term investments is estimated on quoted market values.

     Long-term liabilities

     The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

14.  Differences between IAS and U.S. GAAP

     The Company's condensed consolidated financial statements are prepared in accordance with IAS, which differ in certain aspects from generally accepted accounting principles in the United States ("U.S. GAAP").

     The effects of the principal differences between IAS and U.S. GAAP in relation to the Company's condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

     Reconciliation of consolidated net income/(loss):


                                            Six month         Three month        Six month        Three month
                                           period ended      period ended       period ended      period ended
                                          June 30, 2002     June 30, 2002      June 30, 2001     June 30, 2001
                                          --------------    --------------     --------------    -------------
                                           (unaudited)        (unaudited)       (unaudited)       (unaudited)

         Net income under IAS                    65,456             13,226          352,090            215,372

         U.S. GAAP adjustments:
         (a) Removal of foreign
             exchange differences             (114,225)           (77,809)          162,144             77,362
             capitalized for IAS
         (b) Depreciation and
             amortization of foreign              4,630              2,316            4,632              2,317
             exchange differences
         (c)  Revenue recognition (SAB               64                 55              234                 62
             101)
         (d) SFAS 133 versus IAS 39            (17,291)              9,409            7,737            (7,480)
             adjustments
         (f) Deferred tax on above               23,907             16,462         (20,590)           (18,964)
                                          -------------      -------------    -------------      -------------
         Net income/(loss) under U.S.
         GAAP before cumulative effect         (37,459)           (36,341)          506,247            268,669
         on accounting changes

         Accounting changes
         adjustments:

         (d) SFAS 133 versus IAS 39                   -                  -         (35,158)                  -
             adjustments
         (e)      Transaction costs                   -                  -            7,220                  -
         (f)      Deferred tax on above               -                  -            6,470                  -
                                           ------------       ------------     ------------       ------------
         Net income/(loss) under U.S.          (37,459)           (36,341)          484,779            268,669
         GAAP
                                                =======            =======          =======            =======


     Reconciliation of comprehensive income/(loss):


                                            Six month         Three month        Six month        Three month
                                           period ended      period ended       period ended      period ended
                                          June 30, 2002     June 30, 2002      June 30, 2001     June 30, 2001
                                          --------------    --------------     --------------    -------------
                                           (unaudited)        (unaudited)       (unaudited)       (unaudited)

         Net income under                      (37,459)           (36,341)          484,779            268,669
         U.S. GAAP

         Other comprehensive
         income/(loss)                           33,557             31,656         (27,980)           (27,980)
         (Hedge Reserve)
                                         ------------------------------------------------------------------------------
         Total comprehensive
         income/(loss) under                    (3,902)            (4,685)          456,799            240,689
         U.S. GAAP
                                                =======            =======          =======            =======



     Reconciliation of consolidated shareholders' equity:


                                                                   As at                       As at
                                                               June 30, 2002             December 31, 2001
                                                               -------------             -----------------
                                   (unaudited)

         Consolidated shareholders' equity                         1,095,471                    995,745
         under IAS

         U.S. GAAP adjustments:
         (a)   Removal of foreign exchange                         (106,927)                      8,011
               differences capitalized for IAS
         (b)   Depreciation and amortization on above                 36,863                     32,233
         (c)      Revenue recognition (SAB 101)                        (374)                      (438)
         (d)   SFAS 133 versus IAS 39 adjustments                   (45,363)                   (56,869)
         (f)   Deferred tax on above                                  15,985                    (1,299)
                                                               -------------              -------------
         Consolidated shareholders' equity
         under U.S. GAAP before cumulative effect on                 995,655                    977,383
         accounting changes

         Accounting changes adjustments:

         (d)   SFAS 133 versus IAS 39 adjustments                          -                     28,797
         (f)   Deferred tax on above                                       -                    (6,623)
                                                               -------------              -------------
         Consolidated shareholders' equity under U.S.                995,655                    999,557
         GAAP
                                                                    ========                   ========


     a.   Removal of foreign exchange differences capitalized for IAS

     In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction (tangible fixed assets and the UMTS license). The financing costs are capitalized only during the period of construction or acquisition of the qualifying assets.

     Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's condensed consolidated financial statements are expensed under U.S. GAAP.

     b.   Depreciation and amortization

     The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS condensed consolidated financial statements. Since under U.S. GAAP these foreign exchange differences are expensed when incurred, the depreciation and amortization of these capitalized differences under IAS have been reversed.

     c.   Revenue recognition (SAB 101)

     Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non- refundable fees and related costs are recognized immediately.

     d.   SFAS 133 versus IAS 39 adjustments

     Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (with its later changes - Statements No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133"), as amended, establishes accounting and reporting standards for the financial instruments.

     The Company adopted Statement 133 on January 1, 2001 and applied it to all hybrid instruments.

     Long-term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

     e.   Transaction costs

     IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs in the amount of PLN 83,645 as at December 31, 2001 and PLN 87,039 as at June 30, 2002.

     f.   Presentation of deferred taxation

     Under IAS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at June 30, 2002 the Company recognized PLN 267,149 of net current deferred tax asset and PLN 344,500 of net long-term deferred tax liability. As at December 31, 2001 the net current deferred tax asset amounted to PLN 210,978 and net long-term deferred tax liability amounted to PLN 271,021.

     g.   Extraordinary item

     In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IAS it is presented under amortization expense.

     h.   Other comprehensive income

     The hedge reserve under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders' equity. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gains and losses in accumulated other comprehensive income are reclassified into earnings in the same period or periods during which the asset acquired or liability incurred affects earnings (such as in the periods that depreciation expensed, interest expense, or cost of sales is recognized).

     i.   SFAS 95

     According to IAS 7-Cash Flow Statement cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

     k.   New accounting standards

     The implementation of the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 has not caused material changes to the Company's condensed consolidated financial statements.

     In July 2001,  the FASB issued SFAS 143  "Accounting  for Asset  Retirement
     Obligations". The objective of this statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and accreted to its present value each period. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the asset's useful life. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently determining the impact of the adoption of SFAS 143 on its results of operations, financial position and cash flows.

     The Company plans to implement the Statements No. 143, Accounting for Asset Retirement Obligations from January 1, 2003.